UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____March 2005___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated March 30, 2005

2.

Interim Financial Statements (unaudited) for the 9-months ended January 31, 2005

3.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: April 4, 2005	Signed: /s/ Christopher Dyakowski
Christopher Dyakowski, Director

San Telmo reserves increase by 353%; announces $5 million Line of Credit

Calgary, AB, March 30, 2005- San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has increased its working interest proved plus probable reserves by 353 percent, in less than a year’s time, to 2,156 thousand barrels of oil equivalent (mboe), which helped the company secure a $5 million line-of-credit.

Reserve Estimates

An independent reserve evaluation of San Telmo’s oil and gas assets has been prepared by AJM Petroleum Consultants. The evaluation meets the standards established by National Instrument 51-101 in Canada.

From December 2003 to November 2004, San Telmo increased its total working interest proved reserves from 334 mboe to 964 mboe. Total gross working interest proved plus probable reserves increased from 610 mboe to 2,156 mboe.

Financing

Based on AJM Petroleum Consultants’ reserve estimates of proved producing reserves and future cash flow, San Telmo Energy secured a $5 million revolving line-of-credit with the National Bank of Canada. The line-of-credit will be used to fund further development of San Telmo’s Teepee Creek and Gordondale projects.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31 2005 AND 2004

(These interim consolidated financial statements have not been reviewed or audited by the external auditors)

NOTES TO U.S. READERS

These interim consolidated financial statements have been prepared according to Canadian GAAP. For U.S. GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2004 and 2003.

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SAN TELMO ENERGY LTD. CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)
ASSETS
	At Jan. 31, 2005	At April 30, 2004
CURRENT Cash and cash equivalents	$ 5,273	$ 66,733
GST receivable	-	175,125
Accounts receivable	1,228,542	125,373
Prepaid expenses	161,935	78,558
Deferred charges (Note 8)	-	930,000
	1,395,750	1,375,789
CAPITAL ASSETS (Note 3)	41,345	27,131
OIL AND GAS PROPERTIES (Note 4)	7,389,160	6,244,099
DEFERRED CHARGES (Note 7)	-	232,500
	$ 8,826,255	$ 7,879,519
LIABILITIES
CURRENT Bank demand loans (Note 5)	$ 566,672	$ -
Accounts payable and accrued liabilities	2,957,648	2,056,008
GST payable	79,959	-
Due to related parties	12,188	6,622
Accrued interest	-	29,195
Loan payable (Note 6)	100,000	600,000
Site restoration accrued liabilities	125,783	7,581
	3,842,250	2,699,406
LONG-TERM PORTION OF BANK LOAN (Note 5)	266,656	-

SHAREHOLDERS' EQUITY		9,079,738

SHARE CAPITAL (Note 7)	10,303,738
CONTRIBUTED SURPLUS (Note 7(g))	1,673,825	1,979,000
DEFICIT	(7,260,214)	(5,878,625)
	4,717,349	5,180,113
	$ 8,826,255	$ 7,879,519

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

 “Bill Schmidt”

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE PERIODS ENDED JANUARY 31 2005 AND 2004
(UNAUDITED – PREPARED BY MANAGEMENT)

	3 months ended January 31,		9 months ended January 31,
	2005	2004	2005	2004
REVENUE Sales, net of royalties	$ 1,181,775	$ 66,337	$ 2,705,446	$ 222,178
OPERATING EXPENSES Depletion	558,898	19,897	1,434,806	69,618
Site restoration	10,051	-	31,522	-
Production	460,431	3,005	754,631	20,720
Transportation	35,980	-	88,739	-
	1,065,360	22,902	2,309,698	90,338
GROSS OPERATING INCOME	116,415	43,435	395,748	131,840
EXPENSES Amortization	2,318	2,259	6,750	6,564
Business promotion and development	7,115	997	30,560	343,636
Consulting fees	88,523	37,174	169,159	905,240
Filing fees	-	3,813	9,741	29,085
Insurance	7,518	-	64,981	-
Interest and bank charges	14,027	74,037	61,536	74,010
Interest on long term debt	6,812	-	13,157	553
Loss on foreign exchange	(60)	-	(4,472)	16,598
Management and directors fees	54,990	41,490	146,970	124,470
Office and miscellaneous	8,220	29,506	34,743	44,344
Professional fees	12,021	33,306	97,251	79,557
Public relations and shareholder information	50,297	120,474	155,744	287,671
Rent	16,113	13,500	44,512	40,500
Stock-based compensation	285,775	-	857,325	-
Telephone, fax and internet	1,101	2,490	7,141	7,188
Transfer agent and depository	2,099	3,233	8,573	13,111
Travel	-	7,534	-	20,587
Wages	30,753	-	73,666	-
	587,622	369,813	1,777,337	1,993,114
NET LOSS FOR THE PERIOD	(471,207)	(326,378)	(1,381,589)	(1,861,274)
DEFICIT, BEGINNING OF PERIOD	(6,789,007)	(5,326,905)	(5,878,625)	(3,792,009)
DEFICIT, END OF PERIOD	$ (7,260,214)	$ (5,653,283)	$ (7,260,214)	$ (5,653,283)
Basic and diluted loss per share	$ (0.011)	$ (0.008)	$ (0.032)	$ (0.051)
Weighted average number of shares	44,468,502	40,644,765	43,210,241	37,076,003

SAN TELMO ENERGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JANUARY 31 2005 AND 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

	3 months ended January 31,		9 months ended January 31,
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$ (471,207)	$ (326,378)	$(1,381,589)	$(1,861,274)
Add items not involving cash:
Loan bonus settled by shares	-	60,000	-	60,000
Amortization and depletion	571,268	22,156	1,473,080	76,182
Non cash compensation charge	285,775	-	857,325	810,000
Computer software written off	-	-	43	-
Changes in non cash working capital items:
GST receivable	69,830	73,123	255,084	(116,340)
Accounts payable	1,838,107	448,845	1,019,842	899,034
Due to related parties	(7,157)	(4,630)	5,566	(5,561)
Accounts receivable	(737,983)	(173,006)	(1,103,169)	(31,621)
Prepaid expenses	(56,093)	(28,785)	(83,377)	(61,578)
Interest payable	(29,195)	11,441	(29,195)	11,441
	1,463,345	82,766	1,013,610	(219,717)

FINANCING ACTIVITIES
Shares issued for cash	-	412,545	1,224,000	2,455,919
Bank demand loans	7,969	-	833,328	-
Loans repaid	(400,000)	600,000	(500,000)	600,000
Repayment of debentures	-	-	-	(28,125)
	(392,031)	1,012,545	1,557,328	3,027,794

INVESTING ACTIVITIES
Capital assets acquired	(280)	-	(21,007)	(1,301)
Oil and gas properties	(1,230,205)	(947,136)	(2,611,391)	(3,622,262)
	(1,230,485)	(947,136)	(2,632,398)	(3,623,503)

INCREASE (DECREASE) IN CASH	(159,171)	148,175	(61,460)	(815,486)

CASH, BEGINNING OF PERIOD	164,444	199,425	66,733	1,163,086

CASH, END OF PERIOD	$ 5,273	$ 347,600	$ 5,273	$ 347,600

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board.

As at January 31 2005, the Company, directly and through joint ventures, is in the process of exploring its oil and gas properties located in Alberta, Canada and it has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties are dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary finances to complete the development and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern. At January 31, 2005 the Company has not yet achieved profitable operations, has accumulated losses of $7,260,214 since inception and has a working capital deficiency of $2,446,500. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment. The consolidated financial statements have in management’s opinion being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. All significant intercompany transactions have been eliminated.

b)

Oil and Gas Properties

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Oil an Gas Properties – continued

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Effective January 1, 2004, the Company adopted the new Canadian guidelines for full-cost accounting. Previously, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the ceiling test.

c)

Site Restoration Costs

For the fiscal year beginning May 1, 2004, the Company adopted the CICA’s new section “Asset Retirement Obligations” (section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Company’s financial position or results of operations.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d)

Joint Venture Accounting

A substantial part of the Company’s operations are carried out through joint ventures. These financial statements reflect only the Company’s proportionate interest in such activities.

e)

Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for the future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

f)

Capital Assets and Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software	100%

Further, only one-half of the amortization is taken on assets acquired during the year.

g)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

h)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, GST receivable, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

i)

Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

j)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These recommendations required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for the years beginning on or after January 1, 2004, pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has prospectively adopted the new policy for the year ended April 30, 2004.

k)

Revenue Recognition

The revenue from the sale of petroleum and natural gas is recorded when title passes to an external party.

l)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operation as incurred.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

m)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

n)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in the year of change.

The Company has incurred mineral property exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. The Company has not yet determined the appropriate amount of these expenditures by income tax classification and has not determined its losses available to reduce future taxable income in Canada for carryforward purposes. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

o)

Transportation Expenses

Effective May 1, 2004 and consistent with the adoption of CICA Handbook section 1100 “Generally Accepted Accounting Principles”, transportation expenses are presented as an expense in the Statement of Loss and Deficit. Previously, these amounts were recorded as an operating expense by the Company.

3.

CAPITAL ASSETS

		January 31, 2005		April 30, 2004
	Cost	Amortization	Unamort Cost	Unamort Cost
Computer software	$ 1,031	$ 258	$ 773	$
Office furniture and equipment	38,724	11,657	27,067	15,519
Computer hardware	33,324	19,819	13,505	11,612
	$ 73,079	$ 31,734	$ 41,345	$ 27,131

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES

	Jan. 31, 2005	April 30, 2004
Producing Properties Mahaska	$ 388,425	$ 389,285
McLeod	1,069,793	1,014,615
Gordondale	1,908,019	1,831,311
TeePee Creek 4-10	1,730,433	-
TeePee Creek 6-3	1,651,494	-
Asset retirement obligations	125,785	-
Dry Wells	1,691,695	1,698,224
Un-proven properties	579,581	1,600,399
	9,145,225	6,533,834
Less: accumulated depletion and amortization: Depletion of P&NG assets	(1,724,541)	(289,735)
Amortization of asset retirement obligations	(31,524)	-
	(1,756,065)	(289,735)
	$ 7,389,160	$ 6,244,099

a)

Producing Properties:

Mahaska

By an agreement dated November 4, 2002, the Company’s wholly owned subsidiary earned a 30% interest in a test well located in the Mahaska area of Alberta, Canada. To earn this interest the Company is required to pay 50% of the total costs incurred in preparing the test well for production.

McLeod

By a Farmout Agreement dated July 7, 2003, the Company drilled a well, thereby earning a 100% working interest in three leases located in Alberta, Canada. The Company is required to pay an overriding royalty to a maximum of 17.5%. As consideration, the Company paid $5,377 for the mineral rights. Pursuant to a Participation Agreement dated August 7, 2003, the Company granted a 30% working interest in these leases to a participant.

Gordondale

The Company acquired a 100% interest in 1 ¾ sections at an Alberta Crown lease sale. By a Farmout Agreement dated August 7, 2003, the Company granted a 33% working interest in a drilling spacing unit to a participant. The participant earned a 26.4% working interest in one well. The Company initially acquired this working interest for a net amount of $234,146.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

OIL AND GAS PROPERTIES - continued

Teepee Creek

In December 2002, the Company purchased a 50% working interest in two sections of a P & NG lease at an Alberta Crown sale for a total of $154,500. The Company farmed into its partner’s interest by drilling two producing wells and now owns 100% of these rights, subject to a non-convertible override. In April 2004, the Company purchased 100% working interest in one section of P & NG rights for $41,200.

b)

Drywells:

Nisku

By a Farmout Agreement dated September 23, 2002, the Company acquired 100% working interest in six leases located in Alberta, Canada. The Company is required to pay an overriding royalty of a minimum of 2.5% to a maximum of 15%. During the year ended April 30, 2004, the well has been determined to be dry.

Whitecourt (Blueridge)

By an agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to 50% of all of Capio’s obligations pursuant to the Farming agreement dated February 28, 2003 entered into by Capio with other parties. In return, the Company has earned a 40% working interest in the petroleum and natural gas rights located in the Province of Alberta, Canada.

c)

Unproven Properties:

Petroleum and Natural Gas Leases (“P & NG”)

During the year ended April 30, 2003 the Company disposed of its 50% working interest in one P & NG lease located in Alberta, Canada for $77,000.

Gold Creek

During the year ended April 30, 2004, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada for $80,500.

Boundary Lake

During the year ended April 30, 2003, the Company acquired a 100% working interest in a P & NG lease located in Alberta, Canada for $40,756.

During the year ended April 30, 2004, the Company acquired an additional lease of land located in Alberta, Canada for $91,252.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

BANK DEMAND LOANS

These are in respect of two loans:

		Jan. 31, 2005	April 30, 2004

a)	Revolving loan for $500,000	$ 500,000	$ -
b)	Capital loan for $400,000	333,328	-
		833,328	-

Long term portion of capital loan		(266,656)	-
Current portion of bank loans		$ 566,672	$ -

The loans bear interest at the bank’s Prime Rate plus 1.5% per annum and are secured by a first fixed and floating charge debenture over all the Company’s assets, present and future, and by the assignment/endorsements by the Company to the bank of all risk insurance. The revolving loan is repayable on demand, while the capital loan is repayable on demand which, unless otherwise demand, is payable in equal monthly installments of principle of $8,354 plus interest over 48 months.

See Note 11.

6.

LOAN PAYABLE

Pursuant to an agreement dated December 5, 2003 the Company obtained a loan of $600,000 from a shareholder. The loan bears interest at 12% per annum and is secured by a Promissory Note. As bonus for the loan, the lender was issued 37,500 shares of the Company at a deemed price of $1.60 per share. Pursuant to an amending agreement dated September 17, 2004, the principal of the loan shall be repaid monthly at $100,000 plus accrued monthly interest.

See Note 11.

7.

SHARE CAPITAL

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares were consolidated on a basis of one new common share for every seven shares previously outstanding (reverse stock split).

Pursuant to yet another special resolution passed by the shareholders on May 14, 2003, effective August 15, 2003, the Company’s issued and outstanding shares were subdivided on a basis of three new common shares for every one share outstanding. The authorized share capital of the Company had been increased from 100,000,000 shares without par value into 300,000,000 shares without par value.

a)

Authorized

300,000,000 common shares without par value.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

b)

issued and fully paid

	Number of Shares	Amount

Balance, April 30, 2003	8,659,368	$ 6,162,140

Issued pursuant to exercise of warrants	4,082,857	1,017,200

Issued pursuant to exercise of stock options	40,000	30,000
	12,782,225	7,209,340
3 for 1 subdivision of shares effective August 15, 2003	25,564,424	-
	38,346,649	7,209,340
Issued pursuant to exercise of warrants	750,000	45,000

Issued pursuant to stock options exercised	789,000	197,250

Issued as bonus for loan obtained	37,500	60,000

Issued pursuant to private placements	1,395,304	1,568,148

Issued as finder’s fee relating to a private placement	30,049	-

Balance, April 30, 2004	41,348,502	9,079,738

Issued pursuant to warrants exercised	1,500,000	90,000

Issued pursuant to private placements	1,620,000	1,134,000

Balance, January 31, 2005	44,468,502	$10,303,738

c)

Stock Spilt

During the year ended April 30, 2004 the Company completed a forward stock split of its common shares on the basis of three new shares for one old share.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

e)

Shares Held In Escrow

As at January 31, 2005, 528,105 (April 30, 2004 – 528,105) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the shares consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after adjustment for shares consolidation) shares may be released in any twelve month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

f)

Share Purchase Warrants

As at January 31, 2005, the following warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

These warrants entitle the holders thereof the right to acquire one common share each for each warrant held.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANAURY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

g)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted in accordance with the policies of the regulatory authorities.

A summary of the status of the stock option plan as at January 31, 2005 and April 30, 2004 and changes during the periods then ended is presented below;
	9 months to January 31, 2005		12 months to April 30, 2004
	Options	Weighted Average Exercise price	Options	weighted average Exercise price

Outstanding at beginning of period	2,175,000$	1.20	1,884,000$	0.25
Granted	1,900,000	$ 0.82	1,200,000	$ 1.95
Exercised	-	$ -	(909,000)	$ 0.92
Outstanding at end of period	4,075,000	$ 1.02	2,175,000	$ 1.20
Outstanding and exercisable at end of period	2,661,625		1,425,000

As at January 31, 2005, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

975,000	$0.25	November 8, 2007
100,000	$1.95	October 31, 2008
1,100,000	$0.82	October 31, 2008
1,900,000	$0.82	May 17, 2009

During the period ended January 31, 2005, the exercise price of 1,100,000 stock options, which expire on October 31, 2008, was reduced from $1.95 per share to $0.82 per share.

These options entitle the holder thereof the right to acquire one common share for each option held.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL – continued

As disclosed in Note 2(k), effective for the year ended April 30, 2004, the Company had adopted the new policy to record compensation expense on the granting of stock options. The fair value method is determined using the Black-Scholes option pricing model.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk free interest rate	2.25%
Expected option life in year	4 to 5 years
Expected stock price volatility	77.6%
Expected dividend yield	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.

RELATED PARTY TRANSACTIONS

a)

During the nine month period ended January 31, 2005 the Company paid and/or accrued $97,470 (2004 - $124,470) for management fees, $25,000 (2004 – Nil) for directors’ fees and $12,500 (2004 – Nil) for consulting fees to the directors and their related companies.

b)

During the nine month period ended January 31, 2005 the Company paid $15,619 (2004– $36,887) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended January 31, 2005 the Company paid $24,000 (2004– $40,500) for rent to two companies controlled by two directors.

d)

During the period ended January 31, 2005 the Company paid $20,000 (2003 - $Nil) for consulting fees and $70,000 (2004 – Nil) for wages to an officer.

e)

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

a)

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

9)

INCOME TAXES

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates are as follows:

	9 months to Jan 31, 2005	12 months to April 30, 2004
Future income tax assets:
Non-capital losses carried forward	$ 1,115,591	1,345,370
Resource deductions	2,953,513	1,723,629
Capital cost allowance	964,324	433,615
Valuation allowance for future income tax assets	(5,033,428)	(3,502,614)

Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated non-capital losses totaling $3,426,173 which can be utilized to offset taxable income of future years. These losses expire as follows:

2005	$ 80,521
2006	124,812
2007	79,957
2008	103,034
2009	22,678
2010	1,489,726
2011	1,144,276
2012	381,169
$ 3,426,173

The Company has accumulated Canadian and foreign exploration and development expenses and Canadian oil and gas expenses totaling $8,350,335 (April 30, 2004 - $4,803,872) available to off set taxable income of future years at various rates per year.

10.

SUPPLEMENTAL INFORMATION

2005

2004

Interest paid

$

70,989

$

45,951

Taxes paid

-

-

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2005

(UNAUDITED – PREPARED BY MANAGEMENT)

11.

SUBSEQUENT EVENTS

a)

On February 28, 2005, the last installment of $100,921 payable on the loan from a shareholder was paid. See Note 6.

b)

On March 23, 2005, the Company completed arrangements with a financial bank to obtain a revolving operating demand loan of up to $5,000,000 at interest of prime plus 0.5% payable monthly. The loan is secured by a $20,000,000 debenture with a floating charge over all of the assets, present and future, and by the assignment/endorsement by the Company to the bank of all risk insurance. As a consideration of the loan, the present revolving demand loan and capital loan had been paid out. See Note 5

c)

On February 9, 2005, the Company acquired two Crown Petroleum and Natural Gas mineral rights leases, consisting of one section adjacent to the Boundary Lake prospect and one section adjacent to the Teepee Creek properties for a total consideration of $230,000. The acquisition of these leases was financed by loans from two directors of the Company, with the leases pledged as security against the loans. The loans were to be repaid to the directors on or before February 26, 2005. The loans have not been repaid to the directors as of March 24, 2005, and the Company is in negotiations with the directors on repayment terms.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

March 24, 2005– The following Management’s Discussion and Analysis of financial results as provided by the management of San Telmo Energy Ltd (“San Telmo” or “the Company”) should be read in conjunction with the unaudited interim consolidated financial statements and selected notes for the three and nine months ended January 31, 2005 and comparative periods for 2004 and the audited consolidated financial statements and Management Discussion and Analysis for the years ended April 30, 2004 and 2003. This commentary is based on information available to March 24, 2004. The financial data presented is in accordance with Canadian generally accepted accounting principles in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent (“BOE”) may be misleading, particular if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

The company’s fiscal year ends on April 30 and any reference to the 1st quarter, the 2nd quarter or the 3rd quarter refers to the three months ended July, the three months ended October, and the three months ended January, respectively.

Management’s Discussion and Analysis also contains other terms such as operating netbacks, which are not recognized measures under GAAP. Management believes these measures are useful supplemental measures of the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as measures of performance. San Telmo’s method of calculating these measures may differ from other companies and may not be comparable to measures used by other companies.

Description of Business

Through its wholly owned subsidiary San Telmo Energy Inc. of Calgary Alberta, the Company is in the business of acquiring, developing and exploiting oil and gas properties in western Canada. The continued operations of the Company and the recoverability of the amounts shown for the property, plant and equipment, mineral properties and related deferred costs are dependant upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production. In addition, the Company is in the business of acquiring and developing mineral properties.

Discussion of Operations and Financial Conditions

Overall Performance

During the nine months ended January 31, 2005 the Company has continued to improve its financial condition. Production revenues have steadily improved for each successive quarter, firstly from the improved production capability from the McLeod gas well and also from the placing of two wells in the Teepee Creek area on production in December of 2004. The working capital deficiency increased to $2,446,500 as compared to $1,323,617 as at April 30, 2004, its most recent year end. The primary reason for the increase is increased capital expenditures to tie in the two Teepee Creek wells in December 2004. Subsequent to the end of the quarter, a demand bank loan was obtained to finance these expenditures.

Results of Operations

Net earnings and cash flow from operations

The Company’s cash flow from operating activities for the nine months ended January 31, 2005 was $1,013,610 as compared to a cash outflow in 2004 of $219,717. In the 3rd quarter of 2005, the Company’s cash flow from operating activities was $1,463,345 compared to $82,766 in the same period in 2004. The cash flows were used to fund capital expenditures and debt repayments in the nine months ended January 31, 2005.

The Company had a net loss for the nine months ended January 31, 2005 of $1,381,589 compared to $861,264 in the same period of 2004. The loss in 2005 includes a stock based compensation charge of $857,325 (2004 – nil).

                             Three months ended January 31, Nine months ended January 31,

	2005	2004	2005	2004
Revenues	$ 1,181,775	$ 66,337	$ 2,705,446	$ 222,178
Operating expenses	460,431	8,005	754,631	20,720
Transportation	35,980		88,739
Depletion and depreciation	569,949	19,897	1,466,329	69,618
Gross operating income	116,415	43,435	395,748	131,840
Net loss	(471,207)	(326,378)	(1,381,589)	(1,861,274)
Basic and diluted net loss per share	$ (0.011)	$ (0.008)	$ (0.032)	$ (0.051)
Cash flow from operating activities	$ 1,463,345	$ 82,766	$ 1,013,610	$ (219,717)

The 2005 3rd quarter revenues were $1,181,775 compared to $66,337 for the 3rd quarter of 2004. The increase in earnings reflects the addition of production from the McLeod and Gordondale properties that commenced production in April and May of 2004 respectively and production from one gas well and one oil well in Teepee Creek in December and January of the 3rd quarter. The Company had a loss of $471,207 in the quarter as compared to a loss of $326,378 in the 3rd quarter of 2004, The loss in the 3rd quarter of 2005 is largely due to the expense of $285,775 related to stock-based compensation charge on options vested in the period to directors, officers and consultants of the Company. Stock-based compensation for the comparable quarter in 2004 was nil. Interest and bank charges and interest on long term debt for 2005 was $20,839 as compared to $ 74,307 in 2004. The current period interest relates loans from a bank and a shareholder. Public relations and shareholder information costs were reduced to $50,297 in the 3rd quarter 2005 from $120,474 in 2004. Consulting fees increased to $ 88,523 in the 3rd quarter of 2005 compared to $ 37,174 in 2004. Wages of $30,753 in the 3rd quarter 2005 relate to compensation received by a new officer.

Production

Sales volumes for the three months ended January 31, 2005 averaged 434 boe per day compared to 235 boe per day in the 2nd quarter and 269 boe per day for the 1st quarter of 2005. Production volumes are up in the 3rd quarter due to the commencement of production in December of two teepee creek wells and increased compression facilities on the McLeod gas well, allowing for maximum production which commenced in December. The Gordondale well was shut in for 18 days in December 2004 to perform a pressure test as required by the Energy Utilities Board (EUB).

The following table sets forth certain information in respect of product prices received, royalties, production costs and netbacks received by the Company for the nine months ended January 31, 2005 and the year ended April 30, 2004.

Three months ended Nine months ended Year ended January 31, 2005

January 31, 2005 April 30, 2004,

Average net prices received oil ( bbl)	$ 50.64	$ 50.61	-
Gas ( mcf)	$ 6.71	$ 6.51	$ 6.73
Liquids ( bbl)	$ 40.93	$ 39.85	$ 26.10
Average price received – (boe)	$ 43.02	$ 42.07	$ 38.92
Royalties (boe)	$ 11.18	$ 11.09	$ 10.33
Production costs (boe)	$ 9.13	$ 9.38	$ 2.83
Netback (boe)	$ 23.44	$ 23.21	$ 25.77

Working Interest Reserves

An independent reserve evaluation of the Company’s oil and natural gas reserves as at November 30, 2004 has been prepared by AJM Petroleum Consultants. The following table is a summary of the Company’s working interest oil and gas reserves in thousands of barrels of oil equivalents (Mboe). The April 30, 2004 reserve estimates were prepared by Sproule & Associates.

Reserves (Mboe)	November 30, 2004	April 30, 2004
Proved developed producing	466	250
Proved undeveloped	498	84
Probable	1,192	276
Proved plus Probable	2,156	610

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Forward Contracts

The Company does not have any forward contracts.

Abandonment and Reclamation Costs

Asset retirement obligations are estimated by the Company’s independent engineering consultants. As at January 31, 2005 the estimated future cash flows to settle asset retirement obligations are $197,500 (undiscounted) and $ 125,785 (discounted at 10%) for 5 wells.

Income Taxes

The Company is currently not taxable and does not anticipate becoming taxable in the next few years. The Company has tax losses carried forward of approximately $3,426,173 and Canadian oil and gas expenditures of 8,350,335, which can be utilized to offset future taxable income.

Capital expenditures

During the 3rd quarter of 2005, the company invested $1,181,986 in oil and gas capital projects, compared to $947,136 in 2004. The Company built and tied in production facilities for the Teepee Creek 6-3 -74-4 W6 and 4-10-74-4 W6 wells. The Company’s activity in the region was hampered by wet weather conditions which slowed down the well completion and the construction process. Production from these wells commenced in late December 2004.

During the nine months ended January 31, 2005, capital expenditures were $2,493,185 compared to $3,623.503 in the same period in 2004. The company drilled a successful oil well at Teepee Creek and incurred production facilities costs for the two wells in this area.

As at January 31, 2005, the Company has undeveloped landholdings of 5,720 gross acres (4,400 net acres.)

Properties and Prospects

San Telmo’s core strategy is to identify, acquire and quickly develop key oil and gas-producing properties. San Telmo will accomplish this by utilizing the company’s extensive expertise and technology to economically and profitably manage production. The company’s primary objective is to acquire and manage a group of selected properties, establish the cash flow base within one year and then move on to other acquisitions. This cycle will be repeated on an ongoing basis and includes maximizing return on investments and mitigating risk by developing the properties that can produce oil and gas in the shortest cycle possible.

Producing Properties

Gordondale

San Telmo’s Gordondale project is located in northern Alberta. In May 2004, San Telmo completed construction and installation of an oil storage facility and a 3.5-kilometer sour gas gathering system. Production of the 14-22 well commenced at an initial rate of 326.6 boe/d gross (240 boe/d net). January 2005 production from the Gordondale well averaged approximately 230 boe/d( company share – 169 boe/d before royalties). In March 2004, San Telmo purchased an additional section of land at Gordondale, situated immediately adjacent to the initial discovery. Several follow-up locations from the Company’s 14-22 discovery have been identified. San Telmo has 73.6% working interest in current production (14-22 well) and 100% working interest in the follow-up locations. As of February 9, 2005, the well was shut- in pending approval by the EUB of an application to produce under a good production practice license. Essentially a good production practice license will allow San Telmo to produce the well at an optimal production level to ensure the maximum recovery of oil from the reservoir. The EUB has approved San Telmo’s application and the well will commence production on April 1, 2005.

McLeod

70% San Telmo (farm-in)

In May 2004, San Telmo completed construction and installation of a 5.1-kilometer gas gathering system and condensate storage facility and commenced production at an initial restricted rate of 118 boe/d (82.6 boe/d net). In January 2005, production from the well averaged 465 boe/d (Company share -326 boe/d before royalties).

Teepee Creek

100% San Telmo

San Telmo’s Teepee Creek gas pool is located along a Charlie Lake erosional edge, which historically has been a prolific producer. An 86-hour production test was conducted on the first Teepee Creek well (4-10), in which the well flowed at a maximum rate of 2.0 mmcfd, which equates to 333 boe/d at a 6:1 conversion. The stabilized flow rate on a 3/8 (9.53 mm) choke was 1.3 mmcfd, which equates to 217 boe/d at a 6:1 conversion. San Telmo’s second Teepee Creek well (6-3) has been drilled to total depth and completed as an oil well. Both 4-10 and 6-3 have been tied into a neighboring processing plant and commenced production in late December 2004. In January 2005, production from 4-10 and 6-3 averaged 67 boe/d and 55 boe/d before royalties, respectively. These two wells are currently shut- in as a result of wet conditions and road bans in the area. These wells will be placed on production once the road bans are lifted and the access road repaired.

Mahaska

30% San Telmo (farm-in)

San Telmo’s Mahaska well is currently producing approximately 0.250 million cubic feet of gas per day (42 boe/d). The well has been producing since January 2003, and has been a steady cash flow generator during that time, averaging production of 81 boe/d gross and 24.2 boe/d net to San Telmo

Exploration and Exploitation Prospects

Gold Creek

100% San Telmo

San Telmo’s Gold Creek prospect lies approximately 10 miles southeast of the city of Grande Prairie. San Telmo has acquired one section of land updip from a thick lower Charlie Lake carbonate unit that has a potential oil water contact on logs. The unit shales out to the northeast, setting up a potential stratigraphic oil trap over San Telmo land.

Potential targeted reserves are in the order of 100,000 bbls per well. San Telmo’s Gold Creek prospect area is being held for future activities.

Boundary Lake

100% San Telmo

San Telmo’s Boundary Lake prospect is a 4,900-feet (1,500-meter) Triassic Boundary Lake target. The prospect is offsetting a Boundary Lake pool which has produced 651,000 barrels of oil to date and is between two wells which produced 47,000 and 8,000 barrels of oil respectively. In April 2004, San Telmo announced the acquisition, via Crown Land Sale, of one additional section of land immediately north of its current position at Boundary Lake.

Mitsue

100% San Telmo

The Mitsue prospect is a 3,900-feet (1,200-meter) Lower Gething channel sand target. Pressure analysis of the existing shut-in non-producing Gething pool indicates that 0.5 to 1.0 bcf remains to be recovered. The property is being held for future activities.

Morinville

50% San Telmo

The Morinville prospect is a 3,900-feet (1,200-meter) Ellerslie Sand target. The prospect concept is to drill into an existing Ellerslie gas pool which was abandoned in 1961. Pressure studies of the pool suggest that 1.0 to 3.0 bcf of reserves may be remaining in the pool and that abandonment of the pool in 1961 was premature. The property is being held for future activities.

Westlock

100% San Telmo

The Westlock prospect is a 2,625-feet (800-meter) Viking sand target offsetting the Westlock Viking pool. Pool studies suggest that pool abandonment in 1992 was premature. The property is being held for future activities.

Whitecourt (Blueridge)

40% San Telmo

The Whitecourt opportunity is a 6,200-feet (1,900-meter) Pekisko test in central Alberta. The play is offsetting a previously drilled Pekisko well which tested at a rate of 1.4 million cubic feet of gas per day (1.4 mmcfd) with water. The play is updip of this well along a seismically defined Pekisko erosional edge. Similar pools along this edge have produced up to 44 billion cubic feet of gas (44 bcf) to date. San Telmo’s well was drilled in March 2003, and encountered 9.0 meters of potential gas pay over water. The well flowed at test rates up to 2.8 mmcfd of gas, however significant water inflow was encountered during the 72-hour test period from what appears to be a natural reservoir fracturing into the water zone. San Telmo has been in discussions with the operator of the project to initiate an engineering and economic evaluation of the project. Whitecourt is a standing cased well.

Summary of Quarterly Results

Selected consolidated financial information for the 3rd quarter of fiscal year ended April 30, 2005 and each of the seven previous quarters of fiscal years 2004 and 2003 (unaudited):

	3rd quarter 2005	2nd quarter 2005	1st quarter 2005	4th quarter 2004
Revenues	$ 1,181,775	$ 635,297	$ 929,399	$ 106,018
Operating income	$ 116,415	$ (38,950)	$ 318,282	$ (114,945)
Net loss	$ (471,207)	$ (656,442)	$ (253,940)	$ (225,342)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.005)

	3ndquarter 2004	2rd quarter 2004	1st quarter 2004	4thquarter 2003
Revenues	$ 66,337	$ 58,575	$ 97,266	$ 164,291
Operating income	$ 43,435	$ 25,211	$ 67867	$ 131,861
Net loss	$ (326,378)	$ (1,374,841)	$ (160,055)	$ (1,225,913)
Basic and diluted loss per share	$ (0.009)	$ (0.14)	$ (0.02)	$ (0.25)

The 3rd quarter of the current fiscal year reflects, increased production revenues due to increased production from Mcleod and the commencement of production of the two Teepee Creek wells in late December 2004. The net loss of $471,207 reflects stock based compensation of $285,775 and increased depletion.

The 2nd quarter of the current fiscal year reflects, reduced revenues due to the Mcleod and Gordondale wells being shut for 22 and 12 days respectively, to allow for turnaround maintenance by the gathering systems and processing plant operators. The net loss of $656,442 reflects stock based compensation of $285,775 and increased depletion.

The 1st quarter of the current fiscal year 2005, reflects the increased production revenues from the McLeod and Gordondale properties, offset by a stock based compensation charge of $285,775 recorded on options earned by officers and consultants of the company.

The 4th quarter of the fiscal year ended April, 2004 reflects increased depletion expense as a result of including costs relating to 2 producing wells and one dry hole incurred in the year into the depletion cost base.

The net loss in the 2nd quarter of 2004 reflects stock based compensation charges of $657,500.

Financings, Principle Purposes and Milestones

On May 17, 2004, the Company granted 1,900,000 stock options, exercisable at $0.82 per share to May 17, 2009 to directors and employees.

On May 17, 2004, the Company reduced the exercise price of 1,100,000 stock options granted October 31, 2003 at $1.95 per share to $0.82 per share.

On June 14, 2004, the Company completed a non-brokered private placement of 1,620,000 units at $0.70 per share to net proceeds of $1,134,000, of which, 370,000 of the shares issued were flow-through shares. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.82 per share until June 11, 2006.

In June 2004, the Company received $400,000 pursuant to a demand promissory note with a financial institution. The note is payable on demand and unless and until otherwise demanded, in equal monthly installments of principal and interest of $8,334 and bears interest at prime plus 1.5% per annum and is secured with a general security agreement.

In June 2004, the Company obtained a $500,000 demand revolving loan with a financial institution. The loan is payable on demand and bears interest at prime plus 1.5% per annum.

On June 21, 2004, the Company commenced drilling a second Teepee Creek well, which is an indicated oil well. Construction of production facilities for the two Teepee Creek wells commenced in October 2004 with production commencing in December 2004.

On September 24, 2004 the Company renegotiated the terms of settlement on the 12% $600,000 loan obtained on December 5, 2003. The loan is to be paid out in equal monthly installments of $100,000 plus interest, subject to earlier payment at the discretion of the Company. The loan has been fully paid out as of February 28, 2005.

On October 31, 2004, a director of the company exercised 1,500,000 warrants to acquire 1,500,000 shares for a cash consideration of $ 90,000.

Related Party Transactions

The Company incurred in the nine months ended January 31, 2005, the following charges by directors or companies with common directors:

	2005	2004
Management fees	$ 97,470	$ 124,470
Professional fees	$ 15,619	$ 36,887
Rent	$ 24,000	$ 40,500
Directors fees	$ 25,000	-
Consulting fees	$ 12,500	-

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Contractual Commitments

Contractual obligations	Total	Less than 1 year	1-3 years
Term Debt	$ 333,328	$ 66,672	$ 266,656
Revolving line of credit	$ 600,000	$ 600,000
Total	$ 933,328	$ 666,672	$ 266,656

These loans have been paid out subsequent to January 31, 2005 pursuant to a new financing agreement ( see subsequent events section)

The Company has a lease on office premises at $3200 per month, expiring on December 29, 2006.

The Company does not have any long term contractual capital commitments.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Subsequent Events

In February 2005, the Company participated in the drilling of a well in the Timeu area of Alberta, for which it’s 25% working interest share of drilling costs are estimated at $ 95,000. This well has been abandoned.

At the February 9, 2005 Province of Alberta crown lease sale, the company acquired two petroleum and natural gas mineral rights leases consisting of one section adjacent to the Boundary lake prospect and one section adjacent to the Teepee Creek properties for a total consideration of $ 230,000. The acquisitions of these leases were financed by loans from two Directors of the company, with the leases pledged as security against the loans. The loans were to be repaid to the Directors on or before February 26, 2005. The loans have not been repaid to the Directors as of March 24, 2005, and the company is in negotiations with them on repayment terms.

On March 23, 2005, the Company’s wholly owned subsidiary, San Telmo Energy Inc., completed an arrangement with a financial bank to obtain a Revolving operating demand loan of up to $5,000,000 at an interest rate of prime plus 0.05%, payable monthly. The loan is secured by a $20,000,000 debenture and a floating charge over all of the Company’s assets, present and future and by an assignment by the Company to the bank of all risk insurance. As a condition of the loan, the present demand loan and capital loan, including interest, have been repaid.

Liquidity and Solvency

The Company’s working capital position at January 31, 2005 showed a deficit of $2,446,500 which includes a revolving credit facility of $500,000, and the current portion of long term debt of $66,672. The Company’s ongoing cash flows from the five wells currently on production should be sufficient for the Company to meet its ongoing current obligations. The company has obtained a revolving operating loan from a financial institution of up to $5,000,000 to support the financing of the capital expenditure program.

Business Prospects and Year ended April 30, 2006 Outlook

The Company has, through the successful drilling of oil wells in the Gordondale and Teepee Creek areas, identified two potential oil fields. The Company plans to drill wells in these plays to further establish and develop these fields. In addition the company will continue to drill exploration wells on the prospects it currently owns.

The Company anticipates spending approximately $4 to $6 million dollars during the year ended April 30, 2006 on oil and gas exploration and development activities, primarily in north western Alberta.

Risk and Uncertainties

The Company is in the oil and gas exploration and production business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in oil and gas prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence result of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of the Company’s petroleum and natural gas properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and funding and currency risk, as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind and the Company has assumed that market prices of oil and gas will remain relatively stable over the near future. All of the assumptions set out herein are potentially subject to significant change and out of the Company’s control. These changes are not determinable at this time.

Change in Accounting Policy

For the fiscal year beginning May 1, 2004 the Company adopted the CICA’s new section “Asset Retirement Obligations” (Section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Company’s financial position of results of operations.

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for oil and gas, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for oil and gas that could negatively affect prices. Although the Company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.